Venture Global, Inc.

1001 19TH Street North

Suite 1500

Arlington, Virginia 22209

O 202.759.6740

F 703.243.1813

www.venturegloballng.com

January 23, 2025

Re:	Venture Global, Inc.
Acceleration Request for Registration Statement on Form S-1
Registration File No. 333-283964

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Purcell
Irene Barberena-Meissner

Dear Mr. Purcell and Ms. Barberena-Meissner:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Venture Global, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 P.M. Eastern Time on January 23, 2025, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Davis Polk & Wardwell LLP, may request by telephone to the staff of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Marcel Fausten at (212) 450-4389.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Marcel Fausten of Davis Polk & Wardwell LLP at the number set forth above.

Thank you for your assistance in this matter.

Securities and Exchange Commission	January 23, 2025

Very truly yours, Venture Global, Inc.

By:	/s/ Keith Larson
Name: Keith Larson
Title: General Counsel

cc: Michael Sabel, Venture Global, Inc.

Robert Pender, Venture Global, Inc.

Jonathan Thayer, Venture Global, Inc.

Keith Larson, Venture Global, Inc.

Marcel Fausten, Davis Polk & Wardwell LLP

[Signature Page to Acceleration Request]